UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING


(Check one):   _ Form 10-K   _ Form 20-F
 _ Form 11-K   _ Form 10-Q   _ Form 10-D
    x Form N-SAR   o Form N-CSR

     xFor Period Ended: August 31, 2007

    Transition Report on Form 10-K
    Transition Report on Form 20-F
    Transition Report on Form 11-K
    Transition Report on Form 10-Q
    Transition Report on Form N-SAR
    For the Transition Period Ended:



Read Instructions (on back page) Before Preparing
Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

===============
PART I  REGISTRANT INFORMATION

Consulting Group Capital Markets Funds
Full Name of Registrant

Portfolio Services Funds,
Institutional Advisors Portfolio,
The Trust for TRAK Investments
Former Name if Applicable

222 Delaware Avenue
Address of Principal
Executive Office (Street and Number)

Wilmington, DE 19801
City, State and Zip Code


PART II  RULES 12b-25(b) AND (c)

If the subject report could not be filed without
 unreasonable effort or expense and the
registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.
 (Check box if appropriate)

 x (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

 x (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other
      exhibit required by Rule 12b-25(c)
       has been   attached if applicable.


PART III  NARRATIVE

State below in reasonable detail why Forms
10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant wishes to ensure
that the report is complete and
accurate and that all items of
Form N-SAR are answered correctly
and completely and therefore requests
relief pursuant to Rule 12b-25(b).


PART IV  OTHER INFORMATION

(1)   Name and telephone number of person
       to contact in regard to this notification
    Dominic Maurillo Chief Operating Officer
    (Name)

    (212)   783-4097
 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
    1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

            x Yes    o No

(3)   Is it anticipated that any significant
    change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            __Yes    x No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






Consulting Group Capital Markets Funds

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

        Consulting Group Capital Markets Funds

Date October 30, 2007


By    /s/ Dominic Maurillo
        Dominic Maurillo, Chief Operating Officer


INSTRUCTION: The form may be signed by
an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).